SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period August 3, 2006

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 20, 2006 to August, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster

Title:	Company Secretary

Date:	August 3, 2006

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2006 – 15AWC

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Stephen Foster
Company Secretary

2 August 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email

info@aluminalimited.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	457,800

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The securities of 457,800 ordinary shares recorded above (2) arose from options that were exercised during the period.

Option exercise prices and expiry dates are described in Annexure “A” to this form.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	Refer Annexure “A”

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercising of options. Refer (3) above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,166,103,448	Fully paid ordinary shares in Alumina Limited

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer Annexure “A”

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34		Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 2 August 2006

Sign here:	(Director/Company secretary)

Print name:	Stephen Foster

ANNEXURE A

Details of Securities Issued

	Shares	Issue price	Share Capital
	457,800	$5.02	$2,298,156
Shares to be quoted	457,800		2,298,156

Details of Securities not quoted on the ASX

Unquoted securities as at 31 December 2005	Option classes	Options Exercised	Options Lapsed	Options issued	Unquoted Securities As at 30 June 2006
1,971,100	employee options expiring 30/11/2006 exercisable at $5.02	457,800	0	0	1,513,300

Quoted Securities as at 31 December, 2005	1,165,645,648
Shares alloted	0
plus securities subject to this application for quotation	457,800

TOTAL SECURITIES TO BE QUOTED ON ASX	1,166,103,448

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2006 – 16AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the 6 months ended 30 June 2006:

•	Public Announcement

•	Alumina Report

•	June 2006 Half-Yearly ASX Report

Stephen Foster Company Secretary

Alumina Limited

3 August 2006	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email
info@aluminalimited.com

For release 3 August 2006

Alumina 2006 first half profits rise

on stronger markets and increased production

Highlights:

•	Profit up 59% – $260 million for first half 2006

•	Underlying Earnings – up 93% to $302 million

•	Return on Equity – 32% (37% on Underlying Earnings)

•	Fully franked interim dividend – 10 cents per share

•	Record AWAC alumina production – up 3% yoy

•	Pinjarra refinery expansion – ramping up to capacity

•	Alumina Limited debt reduced

•	Alumina Limited funding facility and AWAC funding plan in place

Alumina Limited today announced Net Profit after Tax of $259.9 million for the first half of 2006, 59% higher on a comparable basis than the first half of 2005.

Underlying Earnings after tax rose 93% to $302.0 million, calculated by adding back to Net Profit after Tax, as calculated under AIFRS, an amount of $42.1 million, representing the net total of non-cash charges in the half year for the revaluation of embedded derivatives and retirement benefit obligations, which do not reflect operations in the current half year.

Some AWAC energy purchase contracts contain, in the energy price, an aluminium price component so that costs are partially linked to the price of aluminium. This provides a sound economic hedge. Under AIFRS this is accounted for as an embedded derivative and so re-valued, under period-end market conditions, for the entire remaining life of the contract. The result is booked to Profit & Loss at the end of each financial period. The resulting charge which introduces unpredictable volatility, and does not relate to the period’s operating activities, has been removed in calculating underlying earnings. We will continue to report on the Company’s underlying earnings, in addition to net profit under AIFRS, to assist in understanding of the Company’s performance.

Return on Equity was 31.6% (22.4%). Return on Equity based on Underlying Earnings is 36.7% (21.4%), which Directors believe to be an important indicator of return on investment.

Directors declared an interim dividend of 10 cents a share, fully franked, consistent with their intent to at least maintain dividend levels through the current period of substantial AWAC growth. Alumina is confident that it will have sufficient franking credits to enable the payment of a fully franked dividend at current levels, at least to the end of 2008.

Revenues were 28% higher than in the comparable period of 2005, reflecting higher realised alumina and LME aluminium prices during the half year, and a lower A$/US$ exchange rate. Operating costs increased, principally due to higher energy prices, increased bauxite costs and caustic soda prices. LME aluminium prices in the first half of 2006 averaged 116 US cents per pound, 38% higher than the average of 84 cents a pound in the first half of 2005. While spot alumina prices have weakened during the first half of 2006, contract alumina prices increased based on the higher LME aluminium price, with a lag of approximately two months.

AWAC’s alumina production was a new record in the first half of 2006, increasing by 226,000 tonnes to 7.002 million tonnes, a 3.3% increase yoy. Increased production from the Pinjarra refinery in WA, where a 657,000tpa expansion project was completed during the half year, improvements in production at the Suralco (Suriname) refinery, and capacity creep across the system were the main contributors to this performance.

Aluminium production in the first half of 2006 was 183,344 tonnes, 2% below the corresponding 2005 period, principally due to a power outage at the Portland smelter in November 2005, which resulted in the temporary loss of potline capacity.

AWAC continues to execute attractive growth projects, principally brownfield refinery expansions, to meet alumina market demand, and provide long term, profitable growth:

•	In Australia – the 657,000 tonne Pinjarra refinery capacity upgrade was commissioned with additional production in the second quarter and further production coming on-line in the third and fourth quarters. Capital expenditure for the Pinjarra refinery upgrade was US$510 million, which was higher than planned due to a four month overrun in the original project schedule caused by tight contracting market conditions. The Pinjarra capacity expansion to 4.2 million tonnes per annum adds additional low cost production and generates attractive returns.

•	In Brazil – construction works for the 2.1 million tonne capacity expansion of the Alumar refinery at Sao Luis, with AWAC holding a 54% share, is underway. AWAC has also commenced construction of the Juruti bauxite mine, with an initial production capacity of 2.6 million tonnes to supply the AWAC share of the Alumar refinery expansion. Both projects are planned for commissioning during 2008. Planned capital costs are being kept under review in the light of appreciation of the Brazilian Real over the last year and current tight construction and engineering markets.

•	In Jamaica – construction of the first phase of AWAC’s Jamaican expansion, adding 146,000 tonnes of production capacity, is scheduled for mechanical completion by the end of 2006. Agreements for the supply of natural gas, which is a key component of the second phase of the Jamaican expansion, are yet to be concluded and discussions continue on those agreements. The second phase of the project will progress only when those agreements are concluded.

Alumina’s debt at 30 June, net of cash, was A$327 million, A$137 million lower than at the beginning of 2006. AWAC net debt amounted to US$107 million (2005: nil). Dividends received during the half year were A$264 million, A$170 million higher than in the corresponding 2005 period. Alumina and AWAC have strong balance sheets and Alcoa and Alumina have agreed a funding plan to underpin AWAC’s growth projects. Alumina entered into a new US$700m multi-currency 1, 3 and 5 year loan facility to replace its existing A$700m of short term loan facilities in July.

Outlook

The market outlook for aluminium is forecast to remain in deficit through 2006. Aluminium demand continues to be strong in most markets worldwide, and Chinese aluminium consumption continues to be the driver of global demand. Alumina markets are moving to a relatively balanced position, with low inventory levels worldwide and new refinery capacity in China adding significant alumina production growth in 2006, reducing Chinese dependence on alumina imports.

The large increase in the average LME aluminium price in the first half of 2006, compared to 2005, impacts the guidance previously provided for Alumina Limited’s 2006 earnings outlook. At current LME aluminium price levels Alumina’s full year 2006 Underlying Earnings sensitivity to a US1 cent movement in the metal price is A$13.0 million. Sensitivity to the A$/US$ exchange rate is A$7.2 million for each 1 cent movement.

	H105	H205	H106
Profit after tax ($m)	163.3	152.3	259.9
Underlying earnings after tax ($m) [1]	156.4	174.9	302.0
Dividends declared (cents/share)	10	10	10

[1]	See page 1 of the 2006 Half Yearly ASX Report for a reconciliation of Net Profit After Tax to Underlying Earnings After Tax

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to profitably grow, solely through investing world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2005.

Further information:

Media, Analyst and Shareholder Contact:

Ken Dean

Chief Financial Officer

Phone:     (03) 8699 2603

Mobile:     0400 131 937

ALUMINA

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

2

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2005	1st Half 2005	2nd Half 2005	1st Half 2006
Sales and Operating Revenue	2,829.6	1,369.7	1,459.9	1,745.7
Revenue from Related Parties	1,670.2	802.4	867.8	1,028.3

Total Revenue	4,499.8	2,172.1	2,327.7	2,774.0

Cost of Goods Sold and Operating Expenses	(3,284.4)	(1,579.9)	(1,704.5)	(1,804.4)
Selling, Administration and Other Expenses	(80.7)	(40.2)	(40.5)	(47.5)
Provision for Depreciation, Depletion and Amortisation	(196.8)	(97.9)	(98.9)	(101.1)
Interest Expense	(2.7)	(1.8)	(0.9)	(1.3)
Other Income	24.7	11.4	13.3	24.8
Restructuring and other charges	(1.2)	(5.2)	4.0	(1.2)

Total Expenses	(3,541.1)	(1,713.6)	(1,827.5)	(1,930.7)

Profit before Taxes on Income	958.7	458.5	500.2	843.3
Provision for Taxes on Profit	(313.9)	(149.2)	(164.7)	(263.7)

Profit from Operations	644.8	309.3	335.5	579.6
Cumulative effect of accounting change	(0.2)	—	(0.2)	—

Net Income	644.6	309.3	335.3	579.6

Members’ Equity
Opening Balance at Start of Period	2,820.0	2,820.0	2,960.3	3,254.0
Net Income	644.6	309.3	335.3	579.6
Capital Contribution	21.1 [1]	19.2	1.9 [1]	—
Dividends Paid and Return of Capital to Partners	(182.1)[1]	(168.7)	(13.4)[1]	(498.6)
Common Stock Issued for Compensation Plans	—	—	—	2.2

Other Comprehensive Income/(Loss)	(49.6)	(19.5)	(30.1)	(39.3)

Closing Balance at End of Period	3,254.0	2,960.3	3,254.0	3,297.9

[1]	In addition, a dividend of A$800 million was paid by Alcoa of Australia, and the same amount was also subscribed for new shares in Alcoa of Australia.

3

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2005	31 December 2005	30 June 2006
Cash and Cash Equivalents	140.0	229.3	90.4
Receivables	479.2	673.5	930.4 [1]
Inventories	460.0	423.2	428.1
Prepaid Expenses and Other Current Assets	206.7	151.2	151.5

Total Current Assets	1,285.9	1,477.2	1,600.4

Property Plant & Equipment	2,628.8	2,853.1	3,073.6
Investments	164.3	187.7	199.1
Other Assets and Deferred Charges	571.8	604.2	633.5

Total Non-Current Assets	3,364.9	3,645.0	3,906.2

Total Assets	4,650.8	5,122.2	5,506.6

Short Term Borrowings	147.0	113.9	262.5
Payables	498.3	649.5	835.3
Taxes Payable	203.4	227.8	341.4
Accrued Compensation and Retirement Costs	118.9	106.4	107.3
Other Current Liabilities	120.8	156.8	58.7

Total Current Liabilities	1,088.4	1,254.4	1,605.2

Long Term Debt	0.4	—	0.3
Deferred Taxes	226.1	214.0	202.6
Other Long Term Liabilities	375.6	399.8	400.6

Total Non-Current Liabilities	602.1	613.8	603.5

Total Liabilities	1,690.5	1,868.2	2,208.7

Minority Interest	—	—	—
Equity	2,960.3	3,254.0	3,297.9

Total Liabilities & Equity	4,650.8	5,122.2	5,506.6

[1]	Receivables at 30 June 2006 includes an amount of US$65 million advanced by Alcoa of Australia to a non-AWAC Alcoa Company, which is at call. This amount has been treated as a cash equivalent in calculating AWAC’s net debt.

4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2005	1st Half 2005	2nd Half 2005	1st Half 2006
Operating Activities
Net Income	644.6	309.3	335.3	579.6
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	196.8	97.9	98.9	101.1
Other Items*	(39.0)	(93.1)	54.1	(130.9)
Cash from Operating Activities	802.4	314.1	488.3	549.8
Financing Activities
Dividends Paid & Return of Capital to Partners	(182.1)[1]	(168.7)	(13.4)[1]	(498.6)
Change in Debt	(4.2)	21.3	(25.5)	148.9
Common Stock Issued for Compensation Plans	—	—	—	2.2
Other	21.1	19.2	1.9	—
Cash Used for Financing Activities	(165.2)	(128.2)	(37.0)	(347.5)
Investing Activities
Capital Expenditure	(603.9)	(252.6)	(351.3)	(330.4)
Other	(20.8)	(14.7)	(6.1)	(17.8)
Cash Used for Investing Activities	(624.7)	(267.3)	(357.4)	(348.2)
Effect of Exchange Rate Changes on Cash	(9.7)	(5.1)	(4.6)	7.0
Cash Generated / (Used)	2.8	(86.5)	89.3	(138.9)
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	226.5	226.5	140.0	229.3
Cash and Cash Equivalents at End of Period	229.3	140.0	229.3	90.4
Net Change in Cash and Cash Equivalents	2.8	(86.5)	89.3	(138.9)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

[1]	In addition, a dividend of A$800 million was paid by Alcoa of Australia, and the same amount was also subscribed for new shares in Alcoa of Australia.

5

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2005	1st Half 2005	2nd Half 2005	1st Half 2006
USD Profit Before Taxes on Income (US GAAP)	958.7	458.5	500.2	843.3
Less: USD AIFRS Adjustments	(4.0)	33.5	(37.5)	(102.5)
Total USD Profit Before Taxes (AIFRS)	954.7	492.0	462.7	740.8
Total AUD Profit Before Taxes (AIFRS)	1,252.7	636.7	616.0	1,001.0
Alumina Limited Share of Equity Profit Before Tax	501.1	254.7	246.4	400.4
Less: Share of Equity Income Tax Expense	(164.0)	(82.5)	(81.5)	(125.1)
Alumina Limited Share of Equity Profit After Tax	337.1	172.2	164.9	275.3

6

Alumina Limited June 2006 Half-Yearly ASX Report - 7

Alumina Limited - ABN 85 004 820 419

Six Months ended 30 June 2006 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Up	59.2%	259.9

Dividends

	Current Period Six months ended 30 June 2006		Previous Corresponding Period Six months ended 30 June 2005
Interim dividend per share	10	¢	10	¢
Franked amount per share	10	¢	10	¢
Record date for determining entitlements to the dividend is 15 August 2006.

Note on Net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

For sound economic hedging purposes, some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. In accordance with accounting standards the financial impact of the application of these pricing formulae has been estimated for the remainder of the contract period based on the aluminium price at period end. The resulting entries are included in AWAC’s result for the period and, as a consequence, in the Company’s net profit for the period although they do not relate to operations during the current reporting period.

A similar calculation, based on future costs of retirement benefit obligations, is also reflected in the Company’s equity share of AWAC’s result.

The impact of these items in the Company’s result for the six months to 30 June 2006 has been to reduce net profit after tax by net $42.1 million (2005 $(6.9 million)) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Six months ended 30 June 2006	Six months ended 30 June 2005
Net profit for the period, after tax	259.9	163.3
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	(3.0)	—
Equity share of AWAC embedded derivatives	45.1	(6.9)

Underlying earnings for the period, after tax	302.0	156.4

Alumina Limited June 2006 Half-Yearly ASX Report - 8

This half yearly report is to be read in conjunction with the most recent annual financial report.

Condensed consolidated income statement

	Total $A million
	Six months to 30 June 2006	Six months to 30 June 2005
Revenue from continuing operations	0.3	2.5
Other income	—	—
General and administrative expenses	(4.7)	(5.0)
Finance costs	(11.0)	(6.4)
Share of net profit of associates accounted for using the equity method	275.3	172.2

Profit from continuing operations before income tax	259.9	163.3
Income tax expense	—	—

Net profit for the period attributable to members of Alumina Limited	259.9	163.3

Earnings per share (EPS)

	Six months ended 30 June 2006		Six months ended 30 June 2005
Basic EPS	22.3	¢	14.0	¢
Diluted EPS	22.3	¢	14.0	¢

Alumina Limited June 2006 Half-Yearly ASX Report - 9

Condensed consolidated balance sheet

	30 June 2006 $A million	31 December 2005 $A million	30 June 2005 $A million
Current Assets
Cash and cash equivalents	20.6	15.2	82.1
Receivables	0.3	0.5	0.5
Deferred tax assets	2.1	2.1	2.1
Other financial assets	—	0.5	—

Total current assets	23.0	18.3	84.7

Non-current Assets
Investments accounted for using the equity method	1,972.8	1,994.9	1,786.4[1]
Property, plant and equipment (net)	0.3	0.3	0.3

Total non-current assets	1,973.1	1,995.2	1,786.7

Total assets	1,996.1	2,013.5	1,871.4

Current Liabilities
Payables	1.8	3.1	2.3
Interest bearing liabilities	347.6	478.7	407.9
Provisions	0.1	0.1	0.1
Other	0.5	1.2	1.5

Total current liabilities	350.0	483.1	411.8

Non-current Liabilities
Provisions	0.2	0.2	0.2

Total non-current liabilities	0.2	0.2	0.2

Total liabilities	350.2	483.3	412.0

Net assets	1,645.9	1,530.2	1,459.4

Equity
Contributed equity	418.1	415.7	408.5
Treasury shares	(0.6)	(0.6)	(0.6)
Reserves:
- Group	39.5	41.4	51.8
- Associates	9.4	37.5	(0.2)
Retained profits:
- Group	740.7	608.7	410.3
- Associates	438.8	427.5	589.6

Total equity	1,645.9	1,530.2	1,459.4

[1]	The AIFRS transitional adjustments applicable to the Balance Sheet at 1 January 2005, as shown in the Group’s June 2005 Half-Yearly ASX Report have been amended to reflect changes made in the accounts of AWAC entities. Those changes amounting to $6.3 million increase of net assets have been recognised through the Group’s equity investment in the AWAC Joint Venture.

Alumina Limited June 2006 Half-Yearly ASX Report - 10

Condensed consolidated statement of changes in equity

	Six months to 30 June 2006 $A million	Six months to 30 June 2005 $A million
Total equity at the beginning of the half-year	1,530.2	1,414.0 [1]

Adjustment on adoption of AASB 132, and AASB 139, net of tax:
Reserves	—	(5.8)
Changes in the fair value of cash flow hedges, net of tax [2]	(28.0)	—

Exchange differences on translation of foreign operations	(2.0)	(0.2)

Net income recognised directly in equity	(30.0)	(6.0)
Profit for the half-year	259.9	163.3

Total recognised income and expense for the year	229.9	157.3

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs	2.4	4.4
Dividends provided for or paid	(116.6)	(116.3)

	(114.2)	(111.9)

Total equity at the end of the half-year	1,645.9	1,459.4

[1]	The AIFRS transitional adjustments applicable to the Balance Sheet at 1 January 2005, as shown in the Group’s June 2005 Half-Yearly ASX Report have been amended to reflect changes made in the accounts of AWAC entities. Those changes amounting to $6.3 million increase of net assets have been recognised through the Group’s equity investment in the AWAC Joint Venture.

[2]	Short term AWAC energy price hedging, principally natural gas and fuel oil.

Alumina Limited June 2006 Half-Yearly ASX Report - 11

Condensed consolidated statement of cash flows

	Six months to 30 June 2006 $A million	Six months to 30 June 2005 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(4.9)	(5.8)
GST refund received	0.4	0.3
Dividends received from associates	264.0	94.2
Interest received	0.3	0.9
Interest paid	(12.7)	(6.3)
Income taxes paid	(0.1)	—
Other	(0.2)	(0.4)

Net cash inflow from operating activities	246.8	82.9

Cash Flows Related to Investing Activities
Payments for investment in associates	—	(8.2)

Net cash outflow from investing activities	—	(8.2)

Cash Flows Related to Financing Activities
Proceeds from issues of shares	2.5	4.4
Proceeds from borrowings	124.2	—
Repayment of borrowings	(252.4)	—
Dividends paid	(116.6)	(116.3)

Net cash outflow from financing activities	(242.3)	(111.9)

Net Increase/(Decrease) in Cash and cash equivalents	4.5	(37.2)
Cash at beginning of period	15.2	117.9
Exchange rate adjustments	0.9	1.4

Cash and cash equivalents at end of period	20.6	82.1

Reconciliation of Cash

	Six months to 30 June 2006 $A million	Six months to 30 June 2005 $A million
Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	20.6	6.7
Money market deposits (with maturity on investment three months or less)	—	75.4

Cash assets	20.6	82.1

Total cash and cash equivalents at end of period	20.6	82.1

Alumina Limited June 2006 Half-Yearly ASX Report - 12

1. Basis of preparation of half-year report

This general purpose financial report for the interim half year reporting period ended 30 June 2006 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year and corresponding interim reporting period.

2. Consolidated retained profits

	Six months to 30 June 2006 $A million	Six months to 30 June 2005 $A million
Retained profits at the beginning of the financial period	1,036.2	952.9
Net profit attributable to members of Alumina Limited	259.9	163.3
Dividends and other equity distributions paid	(116.6)	(116.3)

Retained profits at the end of financial period	1,179.5	999.9

3. Income Tax

	Six months to 30 June 2006 $A million	Six months to 30 June 2005 $A million
Profit from ordinary activities before tax	259.9	163.3
Less: Surplus of equity share of profits over dividends received	(11.3)	(78.0)

	248.6	85.3

Prima facie tax expense for the period at the rate of 30%	(74.6)	(25.6)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends [1]	264.0	94.2
Non-deductible expenses	(8.2)	(6.2)
Expenses against which no income was earned to claim a deduction	(7.2)	(2.7)

Net movement	248.6	85.3

Tax effect of the above adjustments at 30%	74.6	25.6

Income tax expense for the period	—	—

[1]	Includes foreign dividends amounting to A$10.4 million (A$2.6 million) for which sufficient foreign tax credits are available to offset taxes payable.

Alumina Limited June 2006 Half-Yearly ASX Report - 13

4. Earnings per share (EPS)

	Six months to 30 June 2006		Six months to 30 June 2005
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	22.3	¢	14.0	¢
Diluted EPS	22.3	¢	14.0	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,165,983,636		1,163,722,200
Effect of options	387,853		433,095

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in the calculation of diluted earnings per share	1,166,371,489		1,164,155,295

5. Net tangible asset backing per security

Net tangible asset backing per ordinary security	$1.16	$1.00

6. Details of entities over which control has been lost or gained

There was no loss or increased control of entities for the six months ended 30 June 2006.

7. Dividends

An interim dividend has been declared payable on 4 September 2006

Record date to determine entitlements to the dividend is 15 August 2006

Franking account balance as at 30 June 2006 was $152.2 million.

8. Amount per share

	Six months to 30 June 2006		Six months to 30 June 2005
Interim dividend per share (cents)
Amount per share	10	¢	10	¢
Franked amount per share at 30% tax rate	10	¢	10	¢

9. Interim dividend on all shares

	Six months to 30 June 2006 $A million	Six months to 30 June 2005 $A million
Interim dividend payable/paid on ordinary shares [1]	116.6	116.4

Total	116.6	116.4

[1]	Relates to dividends declared and payable on 4 September 2006 (2005: 31 October 2005)

Alumina Limited June 2006 Half-Yearly ASX Report - 14

10. Details of aggregate share of results of associates

	Six months to 30 June 2006 $A million	Six months to 30 June 2005 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	400.4	254.7
Income tax on ordinary activities	(125.1)	(82.5)

Net profit attributable to members of Alumina Limited	275.3	172.2
Dividends received/receivable by Alumina Limited	(264.0)	(94.2)

Surplus of equity share of profits over dividends received	11.3	78.0

11. Material interests in entities which are not controlled entities

The economic entity has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Six months to 30 June 2006	Six months to 30 June 2005	Six months to 30 June 2006 $A million	Six months to 30 June 2005 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	275.3	172.2

12. Ratios

	Six months to 30 June 2006%	Six months to 30 June 2005%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the period	31.6	22.4

Alumina Limited June 2006 Half-Yearly ASX Report - 15

13. Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted	Issue price per share
Ordinary shares
Fully paid	1,166,103,448	1,166,103,448
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current period:
Increase in fully paid shares following:
(i) exercise of options *	457,800	457,800	$5.02

Unquoted employee options to acquire fully paid ordinary shares	Number issued	Number Quoted	Exercise Price	Expiry Date
	1,513,300	Nil	$5.02	30 November 2006
Issued during the current period	Nil
Exercised during the current period	457,800	Nil	$5.02	30 November 2006
Expired/lapsed during the current period	Nil

*	Options granted prior to demerger of WMC Limited to certain employees as part of their remuneration packages.

14. Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company predominately operates in the alumina/aluminium business through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

15. Events occurring after the balance sheet date

There have been no significant transactions or events since 30 June 2006.

Alumina Limited June 2006 Half-Yearly ASX Report - 16

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 9 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2006 and of its performance, as represented by the results of its operations and its cash flows, for the financial period ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

John Marlay Director

Melbourne

3 August 2006

Alumina Limited June 2006 Half-Yearly ASX Report - 17

Directors’ Report

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the half year to 30 June 2006.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate K A Dean)

Basis of Financial Report Preparation

This half-yearly general purpose financial report is for the interim half year reporting period ended 30 June 2006 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2005 and any public announcements made by Alumina Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Comments are for the six months ended 30 June 2006, with comparatives for the six months ended 30 June 2005 shown in parentheses.

Review of Performance

The financial results for Alumina Limited include the Company’s 40% equity share of the six months’ results of Alcoa World Alumina and Chemicals (AWAC) and associated corporate activities.

The Group’s net profit attributable to Alumina Limited increased 59.2% to $259.9 million ($163.3 million). Higher alumina and aluminium prices and a weaker average Australian dollar were partially offset by higher energy and caustic costs.

Underlying earnings for the first half of 2006 increased by 93.1% to $302.0 million from $156.4 million in the first half of 2005. Underlying earnings have been calculated by adding back to reported net profit for the period an amount of $42.1 million relating to the net value of non-cash entries which do not reflect the half year’s operations. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect higher future aluminium prices based on the forward market at the end of the period, and employee retirement benefit obligations.

Some AWAC energy purchase contracts contain, in the energy price, an aluminium price component so that costs are partially linked to the price of aluminium. This provides a sound economic hedge. Under AIFRS this is accounted for as an embedded derivative and so re-valued, under period-end market conditions, for the entire remaining life of the contract. The result is booked to Profit & Loss at the end of each financial period. The resulting charge, which introduces unpredictable volatility and does not relate to the period’s operating activities, has been removed in calculating underlying earnings.

We will continue to report on the Company’s underlying earnings, in addition to net profit under AIFRS, to assist in understanding of the Company’s performance.

Return on Equity was 31.6% (22.4%). Return on equity based on Underlying Earnings is 36.7% (21.4%), which Directors believe to be an important indicator of return on investment.

Alumina Limited June 2006 Half-Yearly ASX Report - 18

Directors have declared a fully franked interim dividend of 10 cents per share (10 cents fully franked).

Production

AWAC’s alumina production was a new record at 7.002 million tonnes (6.776 million tonnes), an increase of 226,000 tonnes. The increase was principally due to added production in the Australian refinery system, with the Pinjarra refinery accounting for approximately 50% of the increase due to commissioning of the 657,000tpa capacity upgrade in the second quarter. The Suralco refinery production, constrained in 2005 due to variability in bauxite quality, also achieved increased production levels, up 10% in the first half. Capacity creep also contributed to the production increase.

Aluminium production was 183,344 tonnes in the first half (187,439 tonnes), 2% below the corresponding 2005 period, principally due to the power outage at the Portland smelter in November 2005, which resulted in the temporary loss of potline capacity. By June 2006, 95% of the affected pots had been brought back into operation.

Costs

AWAC’s total cost of sales increased by 14% to US$1,804.4 million (US$1,579.9 million), reflecting higher sales volume and increases in energy and raw material costs, principally caustic soda and bauxite for alumina production. Aluminium production costs increased due to higher alumina costs and power prices which were related to higher LME aluminium prices.

Alumina’s corporate costs totalled $4.7 million ($5.0 million). Alumina’s borrowing costs totalled $11.0 million ($6.4 million). This increase was due to higher average interest rates in 2006 and higher average debt levels.

Revenue

Alumina and aluminium demand increased, principally due to growth in Chinese domestic consumption, which increased by over 16% compared to the corresponding 2005 period. The average LME aluminium price was 38% higher during the first half of 2006 at 116 cents a pound (84 cents). AWAC’s sales revenue increased by 28% compared with the first half of 2005. While spot alumina prices have weakened during the first half of 2006, contract alumina prices increased based on the higher LME aluminium price, with a lag of approximately two months.

Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 74 cents (77 cents), contributing to a higher Alumina Limited profit.

Hedging

Alumina Limited has no currency or commodity derivatives in place. AWAC has no currency or aluminium hedging in place, but does maintain limited short term energy price hedging to reduce volatility in relation to commodities such as natural gas, fuel oil and electricity.

Capital Projects

AWAC’s capital expenditure increased to US$330.4 million (US$252.6 million), driven largely by expenditure on growth projects. These projects are principally brownfield refinery expansions, and have been executed to meet alumina market demand, and provide long-term, profitable growth:

•	In Australia - the 657,000 tonne Pinjarra refinery capacity upgrade was commissioned with additional production in the second quarter and further production coming on-line in the third and fourth quarters. Capital expenditure for the Pinjarra refinery upgrade was US$510 million, which was higher than planned due to a four month overrun in the original project schedule caused by tight contracting market conditions. The Pinjarra capacity expansion to 4.2 million tonnes per annum adds additional low cost production and generates attractive returns.

•

In Brazil - construction works for the 2.1 million tonne capacity expansion of the Alumar refinery at Sao Luis, with AWAC holding a 54% share, is underway. AWAC has also commenced construction of the Juruti bauxite mine, with an initial production capacity of 2.6 million tonnes to supply the AWAC

Alumina Limited June 2006 Half-Yearly ASX Report - 19

share of the Alumar refinery expansion. Both projects are planned for commissioning during 2008. Planned capital costs are being kept under review in the light of appreciation of the Brazilian Real over the last year and current tight construction and engineering markets.

•	In Jamaica - construction of the first phase of AWAC’s Jamaican expansion, adding 146,000 tonnes of production capacity, is scheduled for mechanical completion by the end of 2006. Agreements for the supply of natural gas, which is a key component of the second phase of the Jamaican expansion, are yet to be concluded and discussions continue on those agreements. The second phase of the project will progress only when those agreements are concluded.

Dividend

Directors declared a fully franked dividend of 10 cents a share, consistent with their intent to at least maintain dividend levels through the current period of substantial AWAC growth. Alumina is confident that it will have sufficient franking credits to enable Alumina Limited to declare dividends at the current levels, on a fully franked basis, through to the end of 2008.

Debt

Alumina’s debt, net of cash, was A$327 million, A$137 million lower than at the beginning of 2006. During the first half, Alumina repaid net US$93 million of its borrowings. During the period, dividends received from AWAC totalled A$264 million, compared with A$94.2 million in the corresponding period in 2005. AWAC net debt amounted to US$107 million (2005: nil). Alumina and AWAC have strong balance sheets and Alcoa and Alumina have agreed a funding plan to underpin AWAC’s growth projects. Alumina entered into a new US$700 million multi-currency 1, 3 and 5 year loan facility to replace its existing A$700 million of short term loan facilities in July.

Outlook

The market outlook for aluminium is forecast to remain in deficit through 2006. Aluminium demand continues to be strong in most markets worldwide, and Chinese aluminium consumption continues to be the driver of global demand. Alumina markets are moving to a relatively balanced position, with low inventory levels worldwide and new refinery capacity in China adding significant alumina production growth in 2006, reducing Chinese dependence on alumina imports.

The large increase in the average LME aluminium price in the first half of 2006, compared to 2005, impacts the guidance previously provided for Alumina Limited’s 2006 earnings outlook. At current LME aluminium price levels, Alumina’s full year 2006 Underlying Earnings sensitivity to a US1 cent movement in the metal price is A$13.0 million. Sensitivity to the A$/US$ exchange rate is A$7.2 million for each 1 cent movement.

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2005.

Alumina Limited June 2006 Half-Yearly ASX Report - 20

PricewaterhouseCoopers

ABN 52 780 433 757

Freshwater Place

2 Southbank Boulevard

SOUTHBANK VIC 3006

GPO Box 1331L

MELBOURNE VIC 3001

DX 77

Website: www.pwc.com/au

Telephone 61 3 8603 1000

Facsimile 61 3 8603 1999

Auditor’s Independence Declaration

As lead auditor for the review of Alumina Limited for the half year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

Tim Goldsmith Partner PricewaterhouseCoopers	Melbourne 3 August 2006

Liability limited by a scheme approved under Professional Standards Legislation

Alumina Limited June 2006 Half-Yearly ASX Report - 21

PricewaterhouseCoopers

ABN 52 780 433 757

Freshwater Place

2 Southbank Boulevard

SOUTHBANK VIC 3006

GPO Box 1331L

MELBOURNE VIC 3001

DX 77

Website: www.pwc.com/au

Telephone 61 3 8603 1000

Facsimile 61 3 8603 1999

Independent review report to the members of Alumina Limited

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Alumina Limited (the Company) for the half-year ended 30 June 2006 included on Alumina Limited’s web site. The Company’s directors are responsible for the integrity of the Alumina Limited’s web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report, If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Alumina Limited:

•	does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Alumina Group (defined below) as at 30 June 2006 and of its performance for the half-year ended on that date, and

•	is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 134; Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors’ declaration for the Alumina Group (the consolidated entity), for the half-year ended 30 June 2006. The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Liability limited by a scheme approved under Professional Standards Legislation

Alumina Limited June 2006 Half-Yearly ASX Report - 22

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity’s financial position, and its performance as represented by the results of its operations, changes in equity and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

•	inquiries of company personnel, and

•	analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Tim Goldsmith Partner	Melbourne 3 August 2006

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2006 – 17AWC

Attached is a presentation relating to Alumina Limited’s Half Year Results for the 6 months ended 30 June 2006:

Stephen Foster

Company Secretary

3 August 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

John Marlay Ken Dean Chief Executive Officer Chief Financial Officer Alumina Limited 2006 Half Year Results 3 August 2006 **************************** * * * * *

Alumina Limited – 2006 Half Year Financial Results Market Outlook AWAC Growth Projects ***********

Disclaimer
Some statements in this presentation are forward-looking
statements within the meaning of the US Private Securities
Litigation Reform Act of 1995.
Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions.  Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements.  Important factors that could cause actual results to differ from the forward-looking statements include:
(a) material adverse changes in global economic, alumina or
aluminium industry conditions and the markets served by AWAC;
(b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in
Alumina’s Form 20-F for the year ended 31 December 2005.
***********

Financial Results Financial Results *************************** * * * * * * * * *

NPAT Up, Strong Underlying Earnings
NPAT up 59%
Higher alumina and
metal prices
Underlying Earnings
of A$302m – 93%
increase
Underlying Earnings
A$m
156
175
302
1H05 2H05 1H06
Alumina NPAT
A$m
Alumina NPAT
167
150
163
153
260
1H04 2H04 1H05 2H05 1H06
***********

Delivering Strong Returns
ROE – 32%
Strong EPS growth
Fully franked 10¢
interim dividend
Franked Unfranked
Dividend – cents/share
10 10 10 10
1H04 2H04 1H05 2H05 1H06
10
Alumina ROE %
25
21
22
20
32
21
23
37
1H04 2H04 1H05 2H05 1H06
EPS A¢
14
13
14
13
22
13
15
26
1H04 2H04 1H05 2H05 1H06
NPAT Underlying Earnings
***********
***********

NPAT – Underlying Earnings Reconciliation
NPAT (A$m) 260 163
Employee Retirement Benefit (3) -
obligations
Embedded Derivatives 45 (7)
Underlying Earnings 302 156
First Half
2006
First Half
2005
***********

Aluminium Prices – Positive First Half
First half LME 3 month
price – 116¢/lb
35% lift on 2005
average
First half A$/US$
exchange rate – 74¢
Lower A$ cost vs 2005
LME Aluminium Price
1H04 2H04 1H05 2H05 1H06
78
86
116
Exchange Rate
1H05 2H05 1H06
76
74
***********

Growth in Underlying Earnings 1H2005 Price Volume FX/Other Costs Borrowing costs 1H2006 156 192 20 13 (73) (6) 302 ***********

AWAC Financials – 2006 First Half
NPAT US$580m
Strong LME price drives
higher realised alumina
and aluminium prices
Higher energy and raw
material costs
ROE – 35% annualised
Higher capex US$330m,
major project investment
continues
AWAC NPAT US$m
278
311 309
336
580
1H04 2H04 1H05 2H05 1H06
AWAC ROE %
23
22
21 21
35
1H04 2H04 1H05 2H05 1H06
***********

AWAC Operations – 2006 First Half
AWAC production record
3%
Suriname and WA
production issues
addressed
Pinjarra upgrade –
commissioned in 2Q
Metal production 2%
Portland returning to full
potline capacity in 2H
Higher alumina and
energy input costs
AWAC Aluminium Production
(kt)
1H04 2H04 1H05 2H05 1H06
191
195
187
190
183
AWAC Alumina Production
(mt)
1H04 2H04 1H05 2H05 1H06
6.8 6.8
6.8
6.9
7.0
***********

Alumina – 2006 Underlying Earnings Guidance
2006 metal price sensitivity is $13.0 million for
each US one cent movement in the LME metal
price
2006 exchange rate sensitivity is $7.2 million
for each one cent movement in the A$/US$
exchange rate
Guidance impacted by higher LME aluminium
price:
***********

Market Outlook Market Outlook **************************** * * * * * * * * * *

Aluminium Market
Tight aluminium market projected through 2006
Demand remains strong
Physical premiums have firmed in all regions
Inventories – visible stocks continue to decline
in 2Q
Chinese aluminium consumption drives global
growth
Domestic consumption growth – 16% yoy
Production and consumption roughly balanced
***********

Alumina Market
Alumina markets moving to a relatively balanced
position
Low inventories at both supplier and customer
locations
Chinese alumina production capacity growing
strongly
Spot alumina prices have pulled back from
record levels
***********

AWAC – 2006 Outlook
Strong global demand keeping aluminium
markets tight
Pinjarra refinery expansion continues ramping up
to capacity
Energy cost pressures continue, raw material
costs stabilising
Productivity initiatives are targeted to maximise
production
***********

AWAC Growth Projects AWAC Growth Projects ************** * * * * * * * * * * *

AWAC Growth Projects
Pinjarra upgrade – 657ktpa
100% on line in 4Q
Adds significant low cost capacity to AWAC production
Capex US$510m
Juruti bauxite mine – 2.6mtpa
Construction underway
Production targeted for first half 2008
Alumar –
1.1mtpa AWAC share
Capacity increase to 3.5mtpa in 2008
Jamalco
Early work programme on track to deliver 146ktpa from
1Q 2007
Stage 2 – dependent on gas contract supply agreement
***********

AWAC Future Projects
Wagerup - 2.0+mtpa
WA government approval pending
Guinea –
750ktpa AWAC’s share
Feasibility study phase for 1.5mtpa greenfield refinery
Ghana
1.5mtpa greenfield refinery and bauxite mine
Vietnam
MOU – feasibility for bauxite mine, alumina refinery
***********

Funding AWAC Growth Projects
AWAC project funding
Cash flow and partner equity
Funding plan agreed with Alcoa
Alumina capital management
New US$700m facility established
Conservative gearing ratios
Standard & Poor’s – confirmed A- stable
Maintain franked dividend levels for shareholders
***********

2006 Business Fundamentals
Strong global aluminium demand continues
Alumina supply remains tight – new production
capacity in China impacts spot market
AWAC production – productivity gains, new
capacity ramping up
Energy cost pressures continue, other input
costs stabilising
Contract alumina prices in Q3 continue to benefit
from strong LME metal prices
***********